FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                               As of May 27, 2004



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                               23 Avenue Monterey
                                 2086 Luxembourg
                    (Address of principal executive offices)


               Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                              Form 20-F X   Form 40-F
                                       ---            --
         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of
                                     1934.

                              Yes        No  X
                               --------    -----


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___ .


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The attached material is being furnished to the Securities and Exchange
Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Summary of the resolutions adopted in the annual general meeting of shareholders of Tenaris S.A. (the "Company") held on May 26, 2004.


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       Summary of the resolutions adopted in the annual general meeting of shareholders of
              Tenaris S.A. (the "Company") held on May 26, 2004 at
                          Banque Generale du Luxembourg
               at 50, av. J.F. Kennedy L-2951 Luxembourg at 11:00.

                              ---------------------

(1) Approval of the Company's consolidated financial statements as of, and for the fiscal year ended December 31, 2003. Approval of the report from the Board of Directors and from the independent auditor of the financial statements.

The meeting resolved to approve the Company's consolidated financial statements as of, and for the fiscal year ended December 31, 2003 and the report of the Board of Directors and of the independent auditor on such financial statements


(2) Approval of the Company's annual accounts as of, and for the fiscal year ended December 31, 2003. Approval of the report from the Board of Directors and from the independent auditor of the annual accounts.

The meeting resolved to approve the Company's annual accounts as of, and for the fiscal year ended December 31, 2003 and the report of the Board of Directors and of the independent auditor on such financial statements


(3)      Approval of dividend payment.

The meeting considered and approved the proposal made by the Board of Directors to distribute on June 14, 2004 a dividend to all shareholders of US$135,053,413 (equivalent to US$0.1144 per share currently issued and outstanding and US$1.144 per ADR currently issued and outstanding), which US$38,497,876 shall be paid from profit for the period and US$96,555,537 from the Company's other distributable reserve account. The balance of the profit of the period of US$162,982,327 will be allocated to the Company's retained earnings account. The meeting further approved to authorize the Board of Directors to determine, in its discretion, the terms and conditions of the dividend payment including the applicable record date and, if material circumstances appear and dictate so, to change the payment date.


(4)      Discharge of Board of Directors' responsibilities

The meeting resolved to discharge from liability all of those who were members of the board of directors during 2003, for the performance of their duties during the year ended December 31, 2003.


1.       Mr. Lucio Bastianini
2.       Mr. Roberto Bonatti

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3.       Mr. Carlos Manuel Franck
4.       Mr. Pedro Pablo Kuczynski
5.       Mr. Bruno Marchettini
6.       Mr. Roberto Rocca
7.       Mr. Gianfelice Rocca
8.       Mr. Paolo Rocca
9.       Mr. Jaime Serra Puche
10.      Mr. Amadeo Vazquez
11.      Mr. Guillermo F. Vogel


(5) Election of members of the Board of Directors.

The meeting resolved to re-appoint the following persons to the Board of Directors of the Company until the next annual general meeting that will be convened to decide on the 2004 accounts.

o        Mr. Lucio Bastianini

o        Mr. Roberto Bonatti

o        Mr. Carlos Manuel Franck

o        Mr. Bruno Marchettini

o        Mr. Gianfelice Rocca

o        Mr. Paolo Rocca

o        Mr. Jaime Serra Puche  (Independent Director)

o        Mr. Amadeo Vazquez,   (Independent Director)

o        Mr. Guillermo F. Vogel



(6) Authorization to the Board of Directors to delegate the day-to-day management of the business to one or more of its members.

For the proper management of the Company's affairs, the meeting resolved to authorise the Board of Directors to delegate day to day management of the Company's affairs to Mr. Paolo Rocca.


(7) Determination of compensation to the members of the Board of Directors.

The meeting resolved to approve the compensation of each of the members of the Board of Directors for the fiscal year ending December 31, 2004 in the sum of US$ 50,000 and approved an additional fee of US$ 30,000 for the Chairman of the Audit Committee and US$20,000 for the other Directors who are members of such Committee.

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An additional amount of US$ 1,000,000 payable in monthly instalments, plus a performance bonus that the Board of Directors will determine in the order of US$500,000 for the Chairman and Chief Executive Officer for the fiscal year ending December 31, 2004 has been previously decided by the Board of Directors.


(8)            Appointment of independent auditors and approval of their fees.


The meeting was advised that the Audit Committee and the Board of Directors proposed the appointment of PricewaterhouseCoopers S.ar.l. as the independent auditors for fiscal year 2004 to be engaged until the next annual general meeting that will be convened to decide on the 2004 accounts. The meeting was also asked to approve the sum of US$95,000 for audit services to be rendered during the fiscal year ending December 31, 2004. Both proposals were approved by the meeting. The meeting also resolved to authorise the Board of Directors to modify such compensation whenever it would conclude that circumstances would merit a change


(9)      Miscellaneous.

No resolutions were adopted in this point of the agenda.

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                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: May 27, 2004



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary